American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

Via EDGAR and Fed-Ex

July 13, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jennifer Monick, Staff Accountant
Mark Rakip, Staff Accountant

Re:    American Assets Trust, Inc.
Form 10-K
Filed February 20, 2015
File No 1-35030

Dear Ms. Monick and Mr. Rakip:

The purpose of this letter is to respond to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by email on July 6, 2015 (the “Comment Letter”), with respect to the American Assets Trust, Inc. (the “Company”) Form 10-K filed February 20, 2015 (the “2014 Form 10-K”). For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the 2014 Form 10-K, except as otherwise noted below.

General

1.
Please tell us how you determined it is appropriate to provide combined periodic reports for parent and subsidiary registrants given that you owned approximately 70.9% of your operating partnership at March 31, 2015.

Response: The Company advises the Staff that it has assessed the appropriateness of combining periodic reports for parent (American Assets Trust, Inc. ("REIT")) and subsidiary (American Assets Trust, L.P. ("OP")) registrants for purposes of reporting under the Securities Exchange Act of 1934. We have concluded that the REIT owns substantially all of the OP, there are nominal differences between the financial statements of the REIT and OP and the non-financial disclosures of the REIT and the OP are substantially similar as described below and in our Explanatory Notes in our 2014 Form 10-K and March 31, 2015 Form 10-Q.

July 13, 2015

Furthermore, the REIT is the sole general partner of the OP and, in addition to owning the general partner interest, owned an approximate 70.9% limited partner interest in the OP at March 31, 2015. The REIT and the OP are structured to achieve economic parity between a common share of beneficial interest of the REIT and a common unit of limited partnership interest of the OP. Whenever the REIT issues common shares, the OP issues an equal number of common units to the REIT at the same price for which the common shares were sold. All of the REIT's operating activities are conducted through the OP and the OP's subsidiaries and the OP reimburses the REIT for any operating expenses (e.g., taxes and any expenses associated with the REIT's equity capital raising activities). As such, the REIT is in effect a holding company; the only assets of which are its equity interests in the OP. As the sole general partner of the OP, the REIT is exclusively vested with managerial control and authority over the business and affairs of the OP. Accordingly, the REIT's financial statements include the OP and the OP's subsidiaries. Because the REIT conducts no business operations other than through the OP and the OP's subsidiaries, the REIT's financial statements are substantially the same as the financial statements of the OP (with the most notable difference being the fact that the OP also has outside minority unitholders).

Since the overwhelming majority of the information included in the REIT's and OP's periodic reports is the same due to the organizational structure described above, we concluded that filing combined periodic reports, where possible, would significantly reduce internal costs and expenses associated with the preparation of largely duplicative reports and eliminate the risk of inadvertent or unintentional errors that could result from the process of generating two reports. Given that the users of the OP financial statements need both entities' financial statements to understand the performance of their investment given its convertible nature, we also believe the use of one report minimizes redundancy and disclosure overload. Moreover, we believe that combining the disclosure - where appropriate - helps convey the manner in which the operations and activities of the REIT and the OP are interrelated for the purposes of the REIT shareholders and OP unit holders. For this reason, we believe that a combined presentation is beneficial to an investors' understanding of the business and financial condition of and relationship between the two entities.

Additionally, the 2014 Form 10-K filing was the first presentation of combined periodic reports of the REIT and OP. The Company voluntarily began filing combined periodic reports effective as of December 31, 2014, and for all years presented, in anticipation of the OP potentially becoming a required filer. As of the date of our response, the OP is not a required filer and it does not appear probable that it will be a required filer in 2015.

American Assets Trust, L.P.

Consolidated Statements of Comprehensive Income, page F-10

2.
Please tell us why your operating partnership has adjusted for net income attributable to unitholders in the Operating Partnership in amounts equal to those applicable to American Assets Trust, Inc. In your response, please also address why you have not included the adjustment for net income attributable to unitholders in the Operating Partnership in your operating partnership’s consolidated statements of comprehensive income for the interim period ended March 31, 2015.

July 13, 2015

Response: In preparing the American Assets Trust, L.P. financial statements for the first time, we started with the American Assets Trust, Inc. financial statements because as noted above the assets, liabilities, revenues and expenses are identical and the earnings per share/units of the REIT and the OP are designed to have parity on a per share/unit basis. Due to the fact that the financial statement accounts and numbers are identical, the REIT financial statements only required changes in titles, labels and minor reformatting. During the activity of changing titles, labels and reformatting, we inadvertently did not delete the row titled “Net income attributable to unitholders in the Operating Partnership” and also neglected to update the weighted average shares of common stock outstanding - basic. This was a clerical oversight. Following the receipt of the Staff’s comment, we have determined that none of the other financial information within the Form 10-K and specifically the American Assets Trust, L.P. financial statements are impacted by the clerical error. As you noted in your comment, this ministerial error was not repeated in the Company’s Form 10-Q for the three months ending March 31, 2015 and 2014, respectively.

In order to correct this ministerial error, we intend to file an Amendment No. 1 to our Form 10-K/A on or about the date that we file our Form 10-Q for the period ended June 30, 2015. As American Assets Trust, L.P. is currently a voluntary filer. We believe the numbers as shown in the line item “incorrectly titled” Net Income Attributable to American Assets Trust, L.P. (as these amounts are actually the Net Income Attributable to American Assets Trust, Inc.) are not meaningful to the users of the Form10-K as the users of these financial statements are the owners of the REIT common stock and Operating Partnership units. Currently there are no direct users of the Operating Partnership’s financial statements. However, the potential users of the Operating Partnership financial statements are the holders of the operating partnership units. As the operating partnership units have the exact same economics as the REIT common stock holders, all key financial information that is needed by the unit holders is accurately reported in both the REIT and Operating Partnership financial statements, including net income and net income attributable to each class of ownership as depicted on the statement of equity, and earnings per share/unit. However we believe an Amendment to the Form 10-K should be filed so that the presentation is comparable to what is in the quarterly reports and to have the corrected information on file prior to American Assets Trust, L.P. becoming a required registrant, which may or may not happen in future periods.

In our Amended Form 10-K, we intend to present an Explanatory Paragraph as follows:

This Amendment No.1 to Form 10-K is being filed for the purpose of correcting a ministerial error in the American Assets Trust, L.P. Consolidated Statements of Comprehensive Income on page F-10 of the annual report on Form 10-K for the year ending December 31, 2014 filed on February 20, 2015 (the “Original Report”). Specifically, this Amendment removes the line item “Net Income attributable to unitholders in the Operating Partnership” from the American Assets Trust, L.P. Statement of Comprehensive Income and updates the weighted average units outstanding, basic. These amounts were inadvertently copied from the American Assets Trust, Inc. statement of comprehensive income without appropriate modification in formatting and labeling. As a result of these changes, the calculation of earnings per unit - basic - from continuing operations is updated.

July 13, 2015

For ease of reference, this Amendment sets forth the entire Original Report as previously filed, amended only to give effect to the correction discussed above. In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment includes new certifications of our principal executive officer and principal financial officer on Exhibits 31 and 32, each as of the date of filing this Amendment.

This Amendment does not affect any other section of the Original Report and continues to speak as of the date of the Original Report.

A summary of the corrections are as follows (which will also be included in the filing of the Amendment):

July 13, 2015

American Assets Trust, L.P.
Consolidated Statements of Comprehensive Income
(In Thousands, Except Units and Per Unit Data)

	Year Ended December 31,
As originally reported:	2014	2013	2012
NET INCOME	$31,145	$22,594	$51,601
Net income attributable to restricted shares	(374)	(536)	(529)
Net income attributable to unitholders in the Operating Partnership	(9,015)	(6,838)	(16,134)
NET INCOME ATTRIBUTABLE TO AMERICAN ASSETS TRUST, L.P.	$21,756	$15,220	$34,938
EARNINGS PER UNIT - BASIC
Continuing operations	$0.52	$0.38	$0.24
Discontinued operations	—	—	0.66
Earnings per unit, basic	$0.52	$0.38	$0.90
Weighted average units outstanding, basic	42,041,126	39,539,457	38,736,113
EARNINGS PER UNIT - DILUTED
Continuing operations	$0.51	$0.38	$0.24
Discontinued operations	—	—	0.66
Earnings per unit, diluted	$0.51	$0.38	$0.90
Weighted average units outstanding, diluted	59,947,474	57,515,810	57,053,909

	Year Ended December 31,
As corrected:	2014	2013	2012
NET INCOME	$31,145	$22,594	$51,601
Net income attributable to restricted shares	(374)	(536)	(529)
NET INCOME ATTRIBUTABLE TO AMERICAN ASSETS TRUST, L.P.	$30,771	$22,058	$51,072
EARNINGS PER UNIT - BASIC
Continuing operations	$0.51	$0.38	$0.24
Discontinued operations	—	—	0.66
Earnings per unit, basic	$0.51	$0.38	$0.90
Weighted average units outstanding, basic	59,947,474	57,515,810	57,053,909
EARNINGS PER UNIT - DILUTED
Continuing operations	$0.51	$0.38	$0.24
Discontinued operations	—	—	0.66
Earnings per unit, basic	$0.51	$0.38	$0.90
Weighted average units outstanding, diluted	59,947,474	57,515,810	57,053,909

July 13, 2015

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (858) 350-2607.

Sincerely,
/s/ Robert F. Barton
Robert F. Barton
Executive Vice President and Chief Financial Officer